Exhibit 99.1

Cipher Pharmaceuticals Announces Successful Completion of Second Phase III for Ozenoxacin

- Company expects to submit Ozenoxacin for regulatory approval in Canada in the first quarter of 2016 -

MISSISSAUGA, ON, July 30, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that Ferrer International SA ("Ferrer") successfully completed the second phase III clinical trial for Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, a highly contagious bacterial skin infection. Cipher acquired the Canadian commercialization rights to Ozenoxacin from Ferrer, a privately-held Spanish pharmaceutical company, in January 2015.

"The successful completion of the second phase III trial for Ozenoxacin moves us one step closer to an alternative treatment for one of the most common bacterial skin infections in children worldwide, amidst the emergence of treatment resistant bacterial pathogens," said Shawn Patrick O'Brien, President and CEO, Cipher Pharmaceuticals. "We look forward to the regulatory submission to Health Canada anticipated for the first quarter of 2016."

The study, which involved Ozenoxacin formulated as a topical treatment for dermatological infectious conditions in adults and peadiatric patients aged 2 months and older, demonstrated the superiority of Ozenoxacin 1% cream, applied twice daily for 5 days, versus placebo on both the clinical and bacteriological endpoints by end of therapy visit (day 6-7). In addition, Ozenoxacin 1% cream demonstrated superior bacteriological cure compared to placebo as early as visit 2 (day 3-4).  Ozenoxacin 1% cream was shown to be safe and very well tolerated in the adult and paediatric population.

The trial was conducted at 44 centres in the United States, Puerto Rico, South Africa, Germany, Romania, Russia, and Spain, and involved 412 adult and paediatric patients aged 2 months and older with a clinical diagnosis of bullous or non-bullous impetigo.

In 2013 Ferrer successfully completed a first phase III clinical trial of Ozenoxacin in adult and paediatric patients aged 2 years and older with impetigo in which Ozenoxacin demonstrated superiority on both clinical and bacteriological endpoints to placebo by end of therapy visit (days 6-7) and a more rapid microbial clearance than placebo and retapamulin at visit 2 (day 3-4), ref: Future Microbiol (2014) 9(9), 1013 - 1023.

Ferrer expects a first regulatory filing of Ozenxacin in Europe in the first quarter of 2016 and expects their U.S. license partner to file for U.S. regulatory approval also in the first quarter of 2016.

About Impetigo

Impetigo is a highly contagious bacterial skin infection. It affects most commonly infants, young children and those involved in close contact sports or living in enclosed environments; it is not common in adults. In the USA, impetigo is estimated to account for ~10% of the skin problems observed in paediatric clinics. It is also considered the most common bacterial skin infection and third most common skin condition of children.

The condition usually manifests itself as blisters or sores on the face, neck, hands, and trunk. Scratching may spread the lesions to other parts of the body and the infection is transmitted between individuals by direct contact with lesions, with nasal carriers or sharing of towels etc. There are two types of impetigo: bullous, which causes large, painless, fluid-filled blisters and non-bullous (70% of cases), which is more contagious and causes sores that quickly rupture to leave a yellow-brown crust. Both the bullous and non-bullous forms of impetigo are primarily caused by Staphylococcus aureus, with Streptococcus pyogenes also commonly involved in the non-bullous form.

About Ozenoxacin

Ozenoxacin belongs to a new generation of non-fluorinated quinolones. It is undergoing clinical development, formulated as a topical 1% cream, for dermatological infections. The bactericidal action of Ozenoxacin has resulted in an excellent in vitro and in vivo antibacterial activity against a broad range of pathologically relevant bacteria, including Staphylococcus aureus Methicillin resistant strains and clinical isolates of organisms with emerging resistance to quinolones and other topical antibiotics.

The clinical efficacy of topical Ozenoxacin cream has previously been demonstrated in a phase II dose-finding study in adult patients with secondarily infected traumatic lesions (SITLs) and a first phase III clinical trial of Ozenoxacin in adult and paediatric patients aged 2 years and older with impetigo, ref: Future Microbiol (2014) 9(9), 1013 - 1023.  Extensive preclinical and clinical studies conducted in healthy subjects and adult and paediatric patients (aged 2 months and older), have demonstrated that topically formulated Ozenoxacin is both efficacious, safe and well tolerated, exhibiting no dermal absorption and no evidence of the adverse effects associated with topically formulated halogenated quinolones.

Ozenoxacin could represent a first-in-class non-fluorinated quinolone treatment option (best-in-class quinolone) for the topical treatment of a broad range of infectious dermatological conditions, including those due to Staphylococcus aureus and Streptococcus pyogenes, the most commonly encountered pathological causes of impetigo and other skin infections such as SITLs.  The worldwide market for topical antibacterial products is approximately US$600M per annum.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher has completed seven transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

About Ferrer

Founded in 1959, Ferrer is a privately-held Spanish pharmaceutical company. It is present in more than 90 countries, with 23 international affiliates. Ferrer is active in the pharmaceutical, health, fine chemicals and food sectors; key areas for contributing to people's health and quality of life. The main therapeutic areas covered by Ferrer's pharmaceutical production are dermatology, cardiovascular, CNS, cancer, gastrointestinal, analgesics, bone metabolism, anti-infectives, immunology, diagnostics, OTC and dermocosmetics. www.ferrer.com

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: For more information, please contact: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media, Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 09:30e 30-JUL-15